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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Titanium Holdings Group, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

88833S 10 6

(CUSIP Number)

Alan Schoenbaum, Esq.
Akin, Gump, Strauss, Hauer & Feld LLP
300 Convent, Suite 1500
San Antonio, Texas 78207
210-281-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June, 2000

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88833S 10 6	Schedule 13D	Page 2 of 5 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Steven Etra

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF & AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 512,854 8. Shared Voting Power 487,258 9. Sole Dispositive Power 512,854 10. Shared Dispositive Power 487,258

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,112

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 16.53%

14.	Type of Reporting Person (See Instructions) IN

In order to reflect material changes in the reporting person’s holdings, the reporting person hereby amends his statement on Schedule 13D relating to the common stock, par value $0.001 of Titanium Holdings Group, Inc. (formerly known as Enviro-Clean of America, Inc.) as follows:

CUSIP No. 88833S 10 6	Schedule 13D	Page 3 of 5 Pages

Item 1.    is hereby amended as follows:

This amendment to the schedule relates to the common stock, $0.001 par value (the “Common Stock”) of Titanium Holdings, Inc. (the “Issuer”, and formerly known as “Enviro-Clean of America, Inc.”). The Issuer has its principal executive office at 1023 Morales, San Antonio, Texas 78205.

Item 3.    is hereby amended as follows:

Since his last Schedule 13D filing (Amendment No. 1), the reporting person, directly or through various affiliates, has (i) purchased 176,433 shares of Common Stock, (ii) converted Series B Preferred Stock holdings (plus accrued dividends) into 30,750 shares of Common Stock and (iii) redeemed Series B Preferred Stock holdings, which were convertible into 26,000 shares of Common Stock, for cash. Additionally, the reporting person has directly been granted options for 160,000 shares of the Issuer’s Common Stock for his role as a director.

All of the purchased holdings of the reporting person have been purchased through personal funds, or through affiliate funds. In May 2000, a trust in which the reporting person is a beneficiary, a company controlled by the reporting person and a partnership in which the reporting person is a partner purchased an aggregate of 61,000 shares of Common Stock pursuant to a private placement of securities by the Issuer, for $183,000. In June 2000, the reporting person’s wife, a trust in which the reporting person is a beneficiary, and a company controlled by the reporting person, purchased 96,833 shares of Common Stock, pursuant to a private placement of securities by the Issuer for $290,499. In May, August and November of 2001, the reporting person purchased an aggregate of 18,600 shares of Common Stock on the open market for an aggregate of $11,443.

Item 4.    is hereby amended as follows:

All of the shares purchased and/or acquired by the reporting person are for investment purposes. The reporting person may, from time to time depending upon market conditions and other investment consideration, purchase additional shares of Common Stock or dispose of shares of Common Stock. As a director of the Issuer, the reporting person regularly explores potential actions and transactions which may be advantageous to the Issuer, including, but not limited to, possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, capitalization, securities or regulatory obligations of the Issuer.

(a) – (b)    Not applicable.

(c)    Not applicable.

CUSIP No. 88833S 10 6	Schedule 13D	Page 4 of 5 Pages

(d)    Not applicable.

(e)    Not applicable.

(f)    Not applicable.

(g)    Not applicable.

(h)    None.

(i)    None.

(j)    None.

Item 5.    is hereby amended as follows:

(a) – (b)    As of the date hereof, the reporting person beneficially owns 1,000,112 shares of the Common Stock, and such shares constitute approximately 16.53% of the total shares of the Common Stock issued and outstanding as of the date hereof, assuming the exercise of all warrants and options beneficially held by the reporting person. Such shares beneficially owned by the reporting person include:

Direct Holdings: (1) 132,854 shares of Common Stock; (2) 70,000 shares underlying the conversion of the Series E Convertible Redeemable Preferred Stock (3) (6) 300,000 shares underlying the exercise of options; (4) 25,000 shares underlying the exercise of warrants. The reporting person has sole power to vote and dispose of all direct holdings.

Indirect Holdings: The reporting person has shared power to vote and dispose of indirect holdings.

1)    SRK Associates LLP holdings (a partnership, whose investment decisions are made by the reporting person): (1) 167,300 shares of Common Stock; (2) 25,000 shares underlying the exercise of options; and (3) 12,250 shares underlying the exercise of warrants.

2)    Lances Property Development Pension Plan (a company 50% owned by the reporting person): (1) 55,200 shares of Common Stock; and (2) 11,200 shares underlying the exercise of warrants.

3)    Irving Etra Family Trust (a trust of which the reporting person is a beneficiary): (1) 65,250 share of Common Stock; and (2) 24,700 shares underlying the exercise of warrants.

4)    Blair Etra (the reporting person’s wife): (1) 82,833 shares of Common Stock; and (3) 15,400 shares underlying the exercise of warrants.

5)    Gemini Capital Corporation (a company in which the reporting person is a minority shareholder and director): (1) 18,750 share of Common Stock; and (2) 9,375 shares underlying the exercise of warrants.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 15, 2003	/s/ Steven Etra
Signature
Steven Etra Name/Title